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FORM X-17A-5
PART III

SEC FILE NUMBER
8-42399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Rockwell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 W. Old Country Road, Suite 3
(No. and Street)

HICKSVILLE	NY	11801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Halkitis 516 499-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Incovaia and Associates
(Name – *if individual, state last, first, middle name*)

380 N. Broadway, Suite 408	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Halkitis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Rockwell Financial Group, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/FINOP

Title

Notary Public

MICHAEL CARMECI
Notary Public - State of New York
NO. 01CA6279127
Qualified in Nassau County
My Commission Expires Apr 8, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY – SUITE 408
JERICHO, NEW YORK 11753-2109
WWW.INCORVAIALLP.COM

ANTHONY C. INCORVAIA, CPA

TEL. (516) 942-7600
FAX (516) 942-3712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Rockwell Financial Group, Inc.
Hicksville, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rockwell Financial Group, Inc. (a New York corporation), as of December 31, 2019, the related statements of income , changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rockwell Financial Group, Inc.'s management. Our responsibility is to express an opinion on Rockwell Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rockwell Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY – SUITE 408
JERICHO, NEW YORK 11753-2109
WWW.INCORVAIALLP.COM

ANTHONY C. INCORVAIA, CPA

TEL. (516) 942-7600
FAX (516) 942-3712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (cont'd)

Auditor's Report on Supplemental Information

The supplementary information on pages 11-12 has been subjected to audit procedures performed in conjunction with the audit of Rockwell Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Rockwell Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information on pages 11-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Rockwell Financial Group, Inc.'s auditor since 2005.

Incorvaia & Associates

Jericho, New York
February 27, 2020

ROCKWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets:		
Cash	$	245,272
Commission receivable		10
Prepaid expenses		19,616
Total current assets		264,898
Other assets:		
Clearing firm deposit		25,314
Total other assets		25,314
TOTAL ASSETS	$	290,212

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses	$	212,687
Total liabilities		212,687
Stockholder's equity		
Common stock (100 shares authorized, issued and outstanding, no par value)		100
Additional paid-in capital		119,845
Accumulated deficit		(42,420)
Total stockholder's equity		77,525
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	290,212

See accompanying notes to financial statements

Note 1- Summary of Significant Accounting Policies

Nature of Organization

Rockwell Financial Group, Inc. (The Company) was incorporated on March 5, 1998 in the state of New Jersey for the sole purpose of operating as securities brokerage. The Company is a wholly owned subsidiary of Rockwell Capital Corp., a New Jersey corporation.

Changes in Accounting Policies

The Company adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers with a date of the initial application of January 1, 2019 and has elected to account for multiple contracts as a portfolio (commonly known as the portfolio method) instead of accounting for them on a a contract by contract basis (commonly known as the contract method) as allowed by (ASC) 606. As a result, the Company has changed its accounting policy for revenue recognition as detailed below.

Revenue Recognition

The Company earns fees from investment brokerage services provided to its customers. The Company receives commissions from its clearing agent on a monthly basis based upon investment brokerage services provided to customers. The fees are recognized monthly and payment is generally received by the last calendar day of the month. Investment brokerage fees are presented net of related costs, including but not limited to ticket fees, advances, system fees, trading activity fees and monthly minimum ticket charges.

Income Taxes

The Company will follow the generally accepted practice of providing for deferred income taxes resulting from timing differences in reporting income and expenses for financial purposes compared to the methods of reporting for income tax purposes.

The Company follows the provisions of statement of Financial Accounting Standards Board No. 109, Accounting for Income taxes, which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the temporary differences between the tax bases of assets and liabilities and their reported amounts on the financial statements.

The temporary differences relate primarily to the methods of recognizing income for financial and income tax reporting. For income tax purposes, the Company has recognized contract income on the percentage of completion method. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that the deferred tax asset will not be realized.

The Company has not taken an unsubstantiated tax position that would require provision of a liability under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, an Association must recognize the tax benefit associated with tax positions taken for that return purposes when it is more-likely-than –not that the position will be sustained. The Company does not believe there are any material uncertain tax positions and, accordingly, has not recognized any liability for unrecognized tax benefits.

ROCKWELL FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1- Summary of Significant Accounting Policies (cont'd.)

Income Taxes (cont'd.)

With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2016. The years 2017 to 2019 remain subject to examination by taxing authorities.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off-Balance Sheet Risk

The Company enters in transactions that may have off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss is greater than the value reflected in the Company's financial statements.

The Company is subject to certain risks arising from its transactions with counterparties if the counterparty fails to perform its obligations under the contractual terms.

Prepaid Expenses

Prepaid expenses at December 31, 2019 consist of licenses and fees of $19,616.

Net Capital Requirements

As a registered broker-dealer, we are subject to the requirements of the Uniform Net capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member of firm of FINRA, we are subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1 which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b) (1). At December 31, 2019, the Company had net capital of $57,909 which was $43,730 in excess of its required net capital of $14,179. The Company's net capital ratio was 3.6728 to 1.

Related Party Transactions

Rockwell Financial Group, Inc. shares office facilities with Rockwell Capital Corp., its parent company.

Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2019 through the date of these financial statements, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.